Filed by Medco Health Solutions, Inc. pursuant to Rule 425

under the Securities Act of 1933 and deemed filed pursuant

to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Accredo Health, Incorporated

Subject Company’s Exchange Act File No.: 0-25769

FOR IMMEDIATE RELEASE

Registration Statement for Medco Acquisition

of Accredo Health Declared Effective

FRANKLIN LAKES, N.J., July 12, 2005 — Medco Health Solutions, Inc. (NYSE:MHS) announced today that the Securities and Exchange Commission has declared effective the company’s amended registration statement on Form S-4 for the pending acquisition of Accredo Health, Incorporated.

The amended Form S-4 includes a joint proxy statement that sets forth the time and place for a special meeting of Accredo shareholders to vote on approving the merger agreement, which has been endorsed by the boards of directors of Accredo and Medco.

Accredo shareholders of record as of June 30, 2005 will be mailed proxy statements later this week and may vote by proxy or in person at a meeting of shareholders scheduled for 10:00 a.m. CDT (11:00 a.m. EDT) on August 17, and held at the Accredo offices at 7420 Goodlett Farms Pkwy, Suite 110, Cordova, Tenn. 38016. The proposal to adopt the agreement requires an affirmative vote representing a majority of all outstanding Accredo shares. The transaction is expected to close on August 18, assuming shareholder approval.

About Medco

Medco Health Solutions (NYSE:MHS) is a leader in managing prescription drug benefit programs that are designed to drive down the cost of pharmacy healthcare for private and public employers, health plans, labor unions and government agencies of all sizes. Medco operates the largest mail-order and Internet pharmacies and has been recognized for setting new industry benchmarks for pharmacy dispensing quality. Medco, ranked by Fortune Magazine as one of America’s “Most Admired” healthcare companies, is a Fortune 50 company with 2004 revenues of $35 billion. Medco is traded on the New York Stock Exchange under the symbol MHS. On the Net: http://www.medco.com.

About Accredo

Accredo Health, Incorporated provides specialized pharmacy and related services pursuant to agreements with biotechnology drug manufacturers relating to the treatment of patients with certain costly, chronic diseases. The Company’s services include collection of timely drug utilization and patient compliance information, patient education and monitoring through the use of written materials and telephonic consultation, reimbursement expertise and overnight drug delivery.

Safe Harbor Statement

This news release contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed transaction, expected synergies, anticipated future financial and operating performance and results. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, the companies may be unable to obtain stockholder or regulatory approvals required for the transaction; problems may arise in successfully integrating the businesses of the two companies; the transaction may involve unexpected costs; the combined company may be unable to achieve cost-cutting synergies; the businesses may suffer as a result of uncertainty surrounding the transaction; and the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies.

Additional Information

In connection with the proposed transaction, Medco has filed a registration statement, including a proxy statement of Accredo Health, Incorporated, and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials because they contain important information. Investors may obtain free copies of the registration statement and proxy statement, as well as other filings containing information about Medco and Accredo, at the SEC’s Internet site (www.sec.gov). These documents also may be accessed and downloaded for free from Medco’s Investor Relations web site (www.medco.com) or obtained for free by directing a request to Medco Health Solutions, Inc., Investor Relations, 100 Parsons Pond Drive, Franklin Lakes, New Jersey 07417. Copies of Accredo’s filings may be accessed and downloaded for free at Accredo’s Investor Relations web site (www.accredohealth.com) or obtained for free by directing a request to Accredo Health, Incorporated, Investor Relations, 1640 Century Center Parkway, Suite 101, Memphis, Tennessee 38134.

Medco, Accredo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Accredo stockholders in respect of the proposed transaction. Information regarding Medco’s directors and executive officers is available in Medco’s proxy statement for its 2005 annual meeting of stockholders, dated April 14, 2005, and information regarding Accredo’s directors and executive officers is available in Accredo’s proxy statement for its 2004 annual meeting of stockholders, dated October 19, 2004. Additional information regarding the interests of such potential participants is included in the registration and proxy statement and the other relevant documents filed with the SEC.

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